For release:  Wednesday 19 May 1999




                     Minorco Prices Sale of Engelhard Shares




Minorco announces today that it has priced the public sale of 28 million shares of common stock of Engelhard Corporation at $19.50 per share before commissions. After commissions the price per Engelhard share will be $18.72. Engelhard will purchase the balance of the shares held by Minorco (approximately 18 million) at $18.72. The transaction will be completed by 21 May 1999.

Minorco will compensate Engelhard for the costs and expenses incurred in connection with the transaction.

Minorco previously announced its intention to divest its interest in Engelhard prior to the combination of its businesses with those of Anglo American Corporation of South Africa Limited to form Anglo American plc.





Enquires:

Nick von Schirnding
Vice President, Investor and Corporate Affairs
+ 44 171 698 8540